UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Exact name of registrant as specified in its charter)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of Directors

Effective October 19, 2025, Mr. Hedong Xu and Ms. Linge Zhou resigned as directors of ZK International Group Co., Ltd. (the “Registrant” or the “Company.”). Neither of Mr. Xu and Ms. Zhou’s resignations was a result of any disagreement with the Company’s operations, policies, or procedures.

Appointment of New Directors

Effective October 20, 2025, the board of directors (the “Board”) of the Company appointed Mr. Tiesheng Zhang as a director of the Company, the chair of the Compensation Committee and a member of the Audit Committee and the Nominating Committee.

There are no family relationships between Mr. Zhang and any other employees of the Company or members of the Board.

Effective October 20, 2025, the Board appointed Mr. Ran An as a director of the Company, the chair of the Audit Committee and a member of the Compensation Committee and the Nominating Committee.

There are no family relationships between Mr. An and any other employees of the Company or members of the Board.

The biographical information of Mr. Zhang and Mr. An is set forth below:

From August 2021 to January 2023, Mr. Tiesheng Zhang worked at Beijing Jiahe Mailian Information Technology Co,. Ltd as an IT manager. From July 2018 through July 2022, he worked at Zhongxin Network Technology Share Limited Company as an IT manager. Mr Zhang has a bachelor’s degree in information technology from Hebei Technology Normal College.

From June 2021 to October 2024, Mr. Ran An worked at Chongqing Huayu Group Co., Ltd. as a design engineer. From February 2016 to March 2020, he worked at Beijing Chunhuiyuan Entertainment Co,. Ltd as a R&D Manager. From February 2012 to October 2015, he worked at Xin Guang Group as a HR manager. Mr. An has an associate degree in International Trade Practice from Qingdao Qiu Shi Vocational School.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 20, 2025	ZK International Group Co., Ltd.

	By:	/s/ Ruihong Ma
	Name:	Ruihong Ma
	Title:	Chief Executive Officer

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